Exhibit (a)(5)(vii)

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

LIFECELL CORPORATION

Moderator: Steven Sobieski

April 24, 2008

9:00 a.m. CT

Operator:  Good morning and welcome to the LifeCell Corporation first quarter 2008 conference call. As a reminder, this call is being recorded.

At this time, I’d like to turn the call over to Mr. Steven Sobieski, Chief Financial Officer of LifeCell Corporation. Please go ahead, sir.

Steven Sobieski:  Thanks, Stacie. Good morning and thank you for joining us on LifeCell’s first quarter 2008 financial results conference call this morning. Certain statements made during this conference call are forward-looking statements that are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act.

Although we believe that the expectations reflected in such statements are reasonable, we give no assurance that such expectations will prove to be correct since they involve risks and uncertainties. Future results of performance could be materially different from our expectations. Please refer to our SEC filings for more information regarding the risk factors that may impact our future results. All of our SEC filings are available through our Web site.

I will now turn the call over to Paul Thomas, President and CEO of LifeCell, who will review our first quarter operating results.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Paul Thomas:  Thanks, Steve and good morning everyone. Our first quarter results were in line with our expectations. Our product revenues grew 27 percent in the quarter, to $54.3 million, compared to $42.7 million recorded in the first quarter of 2007. The increase resulted primarily from higher demand for AlloDerm, which increased 30 percent, to $47.8 million, in the quarter, compared to $36.8 million in the first quarter of 2007. AlloDerm, which is marketed through our direct sales organization, represented 88 percent of our total product revenues in the quarter.

Revenues from Strattice, our new reconstructive tissue matrix, totaled $1.1 million in the quarter. The commercial launch for Strattice commenced towards the end of February following our national sales meeting. We are very pleased with the early results; we remain optimistic about the possibilities for Strattice going forward. Our orthopedic produce revenues, which include GraftJacket and AlloCraft DBM, increased 14 percent to $3.4 million in the quarter, from $3 million in the first quarter of 2007.

The growth was driven by higher GraftJacket revenues. Our Repliform revenues decreased to $1.5 million from $2.1 million in the prior year as a result of increased competitive activity in the urogynecologic market. Our product gross margin was 69 percent in the quarter, down from 71 percent in the first quarter of last year. Consistent with the trend we experienced over the past several quarters, the decrease in gross margin was due to increases and costs associated with the procurement and processing of larger sizes of AlloDerm and to a lesser degree, inefficiencies in producing Strattice in a pilot facility versus a full-scale commercial facility.

As previously communicated, we’re planning to have our commercial manufacturing capacity for Strattice built out by the end of the year. Operating expenses for the quarter excluding the cost of products sold was $6.0 million, or 30 percent, compared to the same period in 2007. The increase in operating expense was primarily associated with Strattice. Some of the areas of

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

increased spending included the initiation of clinical studies, process development initiatives and commercial launch activities.

Additionally, selling expense increased as a result of a 19 percent increase in our direct salesforce headcount. Our total field sales organization head count is now at 87. Operating income for the first quarter of 2008 increased eight percent, to $11.3 million, compared to an operating income of $10.4 million in the first quarter of 2007. Our net income was $6.8 million, or 19 cents per diluted share, compared to $6.4 million or 19 cents per diluted share in the first quarter of 2007.

Our financial position remains strong. We ended the quarter with approximately $93.4 million in cash and investment and no debt. We’re off to a good start in 2008. In addition to the commercial launch of Strattice, we also entered into a distribution agreement with Tornier focused on orthopedic and podiatric applications for our new porcine-derived tissue matrix. Tornier is a global leader in extremity orthopedics, and this agreement provides for collaboration and development of certain orthopedic soft-tissue repair applications for which Tornier will distribute our product to its surgeon customer base under the product name (Connexa).

We’re very excited to have the opportunity to partner with Tornier to extend the availability of our tissue matrix technology to their surgeons and customers. On Monday KCI commenced the previously announced cash tender offer to purchase all of the issued and outstanding shares of LifeCell common stock for $51 per share.

Our Board of Directors and management team believe this transaction makes strategic sense for our company, offers a premium to our stockholders and creates opportunities for our employees. We expect the combination of our leadership position in regenerate medicine and KCI’s innovative therapeutic approach to wound healing will present opportunities for both organizations to expand the markets we serve.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

KCI’s global infrastructure will provide the platform to expand the penetration of our products in the international markets. We also believe that KCI’s experience and leadership position in advanced wound care will facilitate the adoption of LifeCell products into this market. And together we look forward to improving the lives of more patients around the world. Upon successful completion of the merger transaction, our results of operations will be consolidated within those of KCI, and although we have suspended our historic practice of providing financial guidance through the pending merger, we remain confident in our business fundamentals.

That concludes our prepared remarks. And we do have some time left over for a few questions, Stacie.

Operator:  Thank you. Ladies and gentlemen, if you’d like to ask a question, please press star one on your touchtone telephone keypad at this time. If you’re using a speakerphone, we do ask that you make sure that your mute function is turned off to allow your signal to reach our equipment. Once again, ladies and gentlemen, please press star one if you have a question.

We’ll go first to Jason Bedford with Raymond James.

Jason Bedford:  Hi. Good morning, and thanks for taking the question here. Just wondering on Strattice, are you – is it gaining acceptance in any one application over the other, either breast or hernia? And then have you seen – I realize this is early – but any stratification – meaning, those folks using it for – using AlloDerm for some wounds and Strattice for another?

Paul Thomas:  You know, it’s a little bit early in the game to comment fully, Jason. My sense is the early feedback is that the product is being trialed in both hernia repair as well as breast reconstruction. With respect to stratification of Strattice into various grades of hernia, or are we getting cases that we normally wouldn’t get with AlloDerm it’s just a little bit early in the game to make any real

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

comments on that. I suspect over the next quarter or two we’ll get a little bit more visibility into exactly how that roll-out is proceeding.

Jason Bedford: OK. And those surgeons using Strattice, are they primarily current AlloDerm users or they – has it opened up new accounts at all?

Paul Thomas: It’s a mix of both current AlloDerm users as well as new surgeons, so there are some surgeons who have not in the past used a lot of AlloDerm and we are now beginning to see, you know, new additions to our surgeon base, which is very encouraging.

Jason Bedford: OK. And just lastly, on the gross margin number, I’m wondering, were there any, you know, in terms of Strattice, did you have any trialing in the period where you give it – not so much giving it away or a very discounted price that could have had an impact on the gross margin?

Paul Thomas: No. We don’t discount Strattice.

Jason Bedford: OK. So the gross margin, obviously, it was down a little bit here. That’s largely due to the higher cost of procuring these larger sizes? Is that …

Steven Sobieski: Yes. This is Steve. That’s correct. It’s primarily due to the higher cost of associated with larger pieces of AlloDerm. And to a certain extent, you know, there’s a start-up aspect of the Strattice production.

Jason Bedford: OK. Fair enough. Thank you.

Operator: And we move next to Greg Brash with Sidoti & Company.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Greg Brash: Hi, good morning. Thanks for taking my call. Just wanted to follow up on the, you know, the mix with Strattice being new users versus new surgeons. Are you seeing it heavily weighted in any direction?

Paul Thomas: No. You know, it’s just a little early, Greg.

Greg Brash: Yes.

Paul Thomas: You know, at this point we’re really focused on, you know, how many accounts we’re opening with Strattice because that gives us an idea of, you know, what the future demand curve may look like. And, as you can appreciate, getting any new product into a hospital, takes some time and effort, and many times you have to go through various committees to do so. But the receptivity from a surgeon base and their willingness to champion our efforts to bring Strattice into their accounts is a very encouraging early sign.

And, as I said, over the next couple of quarters, we should get a much better handle on, you know, are we getting a lot of new surgeons to compliment the existing base of AlloDerm. To what extent do we think we are generating incremental revenue versus, you know, swapping out revenue that we might have otherwise achieved with AlloDerm.

It’s just a little bit early in the game, quite frankly, to make much of a call. And our initial focus certainly in Q1 and, actually, even in Q2 is sort looking at the metrics in terms of how many new accounts are we able open with Strattice, new accounts we’re able to get the product on the shelf because that’ll be a good indicator of what future demand may look like.

Greg Brash: OK and just one final question. Just curious if there have been any changes on the competitive front – if there have been any new entrance since your last conference call?

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Paul Thomas: No, I don’t believe so. I can’t recall our last conference call, but you’re aware that Covidien purchased TSL.

Greg Brash: Yes.

Paul Thomas: So that is not a new product, but it’s a new competitor in a sense that you now have Covidien and their sales organization marketing that product. I think other than that, the competitive landscape is largely as we discussed in the past. There’s a variety of both biologic and synthetic-based materials with which we compete.

Greg Brash: OK. Well, thank you, and best of luck with the merger.

Paul Thomas: Yes. Thanks, Greg.

Operator: We’ll go next to Ed Shenkan with Needham.

Ed Shenkan: Hi, Paul and Steve.

Paul Thomas: Hey, Ed.

Ed Shenkan: First, congratulations on building this company through the years. Shareholders are obviously very pleased. The question on the Tornier agreement, could you tell us, you know, as far as US versus international, when would you expect launch and any, you know, economics you could tell us about on that, you know, agreement.

Paul Thomas: Sure. So the Tornier agreement is very much right now focused on the U.S.; although, we intend to expand that into global markets since Tornier has a global footprint or at least a footprint outside of the U.S. And the initial launch is focused on, you know, training their sales network,

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

initiating clinical trials. They have some techniques that we believe can be developed to deploy (Connexa) arthroscopically – especially for rotator cuff repair, which we think will be, you know, very exciting over time, so it’s really the early stages at of – sort of planning, you know, the long-term success for the product, so we’re moving forward on several different fronts. And we think they will be an excellent partner, and we think their strong presence in the shoulder as well as the extremities markets is, you know, really bodes well for (Connexa).

Ed Shenkan: And you had several other partners that you could have chosen. You picked Tornier. Tell us what makes them stand out as an ideal partner for (Connexa)?

Paul Thomas: Well, we were very impressed with the management team and the product portfolio they’re assembling. They have brought in several new product lines in the extremities area including (Nexa). They have strong backing and we anticipate they’ll continue to develop a leadership position in the shoulder and in the extremities.

And perhaps most importantly, we felt that they understood and were committed and shared a common vision with us in terms of what (Connexa) might do to improve patient outcomes in these significant rotator cup tears or Achilles tendon repairs or other, you know, other sort of procedures where we think there’s great value to be offered with our reconstructive tissue matrix. And I think that shared vision and commitment is – combined with their capabilities is what compelled us to move in the direction of Tornier.

Ed Shenkan: Are there any economics that you can tell us about or minimums or, you know, what kind of revenues, you know, you might expect through Tornier?

Paul Thomas: Yes. We don’t go into the details on our distribution agreements. It’s a revenue-sharing agreement, and, you know, it’s probably in the range of what you’ve expected from Boston

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Scientific and Stryker and others. And beyond that, Edward, we’re not going to comment on the specifics.

Ed Shenkan: All right. Thanks much.

Steven Sobieski: Sure.

Operator: And we’ll go next to Spencer Nam with Summer Street Research.

Spencer Nam: Thanks for taking my questions. Just one quick question about the Strattice data and clinical experience – what is this – I know that you guys still – well, the data is early, but any thoughts so far based on the experience that you’ve had in the clinical settings, what’s the feedback from the physicians right now?

Paul Thomas: Yes. The feedback has been actually quite positive, Spencer, and as I think I indicated in previous calls, we have something on the order of 13 clinical trials either initiated or planned for this year, and we’re beginning to enroll patients and collect data, and obviously we’ll be looking at time points well beyond the initial, you know, implantation.

What I can tell you is that, anecdotally, you know, some of the things that are encouraging and we think is quite unique with Strattice is, you know, in some of your, you know, open bellies or situations where Strattice is exposed, we’re actually able to see granulation tissue form that it becomes (revastureized), and this is very much what the early users of AlloDerm, you know, going back five or so years ago saw, and we think it’s quite unique in the, you know, in the biologic space.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

So, like I said, the early feedback’s all very positive. We’ll continue to build the dataset over time, but we’re very, very encouraged by the early evidence and the early anecdotal feedback that we’re receiving.

Spencer Nam: Great. Thanks very much and congratulations.

Steven Sobieski: Yes. Thanks.

Operator: And we’ll go next to Mike Matson with Wachovia Capital Markets.

Mike Matson: Hi. Question on the firm version of Strattice. Is that – when that’s implanted during hernia repair, is – does that have to be stretched as it’s being implanted ala AlloDerm?

Paul Thomas: Yes. As you noted, we have two versions of Strattice, and the firm version what we use in hernia repair, Mike. And that version of Strattice actually has a lot less elasticity than AlloDerm. Having said that, you know, one of the things that we sort advocate and educate or surgeons to think about in these complex hernia repairs is, you know, first, you know, reduce the size of the defect.

You can do that with a variety of techniques, you know, using component separation, in certain cases, using a vac, making sure that when you put the Strattice material in, you use an underlay technique and go back three to five centimeters if possible, and putting the appropriate tension on Strattice. It’s a lot easier to put the appropriate tension on Strattice, so because there’s less elasticity, so the technique is a little bit easier than with AlloDerm and several surgeons have commented on that. But you still want to put it in under tension. It’s not the way they taught in the old days, a tension-free repair with synthetic materials.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Mike Matson: OK. And since it’s not going to be probably stretched to the degree that AlloDerm would and while it does have a price discount, does that mean that – is that why – I know you’d answered my question on your last call about revenue per case being similar to AlloDerm – is that why?

Paul Thomas: I think revenue procedure will be similar to AlloDerm. And I think that’s in part because of – there’s a difference in elasticity. But I think in part we’re also seeing surgeons use larger sizes and get more underlay in their defect rather than just trying to bridge the gap, so there’s probably a couple of reasons. But the – if your basic premise or question is, you know, will the Strattice revenue per procedure be similar to AlloDerm despite a discount in a per centimeter cost? I think the answer to that is yes.

Mike Matson: OK. And then just with regards – I think you made some comments about this, but I just wanted to ask again, and just with regards to the acquisition of TSL, Tissue Science Laboratories by Covidien, I mean, is that – do you think that changes the competitive dynamic with regards to how you compete with Permacol? It seems like it would definitely increase the number of people selling the product, obviously, the product data. The clinical results aren’t going to change, but …

Paul Thomas: Yes. Well, I think, you know, the acquisition of TSL by Covidien is a reflection of, you know, a lot of folks looking at the biologic arena as an attractive space. And we’ve obviously pioneered that space and have a leadership position. I think that Covidien will certainly bring more marketing muscle to the sale of Permacol.

Nonetheless, we think we’re best in class with AlloDerm and Strattice, and we think we match up well against Covidien, as well as, you know, Bard and (Epicon) and others who are in the space, but there will be more competitive activity, and we’ll, you know, continue to do our best to build on our leadership position, and we feel we have the best-in-class products to facilitate that.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Mike Matson: OK. And then you’re going to be joining KCI. Is your intention really to stay there for the long term, or is that going to be sort of an initial transition period of a year or so, and then you’d maybe move onto something else?

Paul Thomas: Oh, I’d prefer not to comment on my, you know, my, you know, my personal plans. You know, certainly with the leadership team that’s a KCI, we’re working very aggressively to get the proper integration plan put together, and, you know, there’s talented people in both organizations that will integrate these businesses in a way that we can achieve our shared vision for what we may accomplish with patients with both, you know, or reconstructive tissue matrices, as well as, the back products, and we’ll make sure we have the right folks in place to do that, Mike.

Mike Matson: OK. And then just with regards to Strattice and the 1.1 million in sales you had in the quarter, if I was going to try to get to sort of a quarterly run rate, obviously, it wasn’t really out there for the full quarter, can you tell me how many weeks you were kind of – you had your full marketing push behind that product in the quarter?

Paul Thomas: Sure. I’ll tell it was five weeks, but the caveat is I’m not sure that you can set annualized quarters even on the basis of five weeks.

Mike Matson: OK.

Paul Thomas: I mean, you can go ahead and do so, Mike. What we hope is that we actually have an accelerating trend over time.

Mike Matson: Yes, OK.

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Paul Thomas: And it’s one of the reasons I mentioned, in response to an earlier question, that one of the important metrics for us is how many new accounts were able to open. We think that’s sort of going to be a good barometer of what future demand may look like.

Mike Matson: OK. And this is my final question. It would be on the urogynecologic area. Can you talk about what this competitive activity the ((inaudible)) is?

Paul Thomas: Yes. You know, and maybe Steve wants to comment as well. We’re having some conversations with the folks at Boston Scientific. My understanding is that most of the pressure is in the sling business. And I think we’ve talked in the past about a lot of the sling procedures going to these tension-free, these TBT-type procedures.

Mike Matson: Did they …

Paul Thomas: And my sense is that that’s where the competitive pressure is coming from primarily. And what I think we’re going to try to do is look at, you know, other opportunities for us to accelerate the growth in the pelvic floor to offset that sort of natural decline we’re seeing in the sling procedure. Beyond that, you know, I don’t have a lot of firsthand visibility beyond that, but we do have some folks that are working with the, you know, the folks in Boston to see what we can do.

Mike Matson: All right. That’s all I’ve got. Thanks.

Paul Thomas: All right. Thanks, Mike.

Operator: We’ll go next to Caroline Corner with Pacific Growth Equities.

Caroline Corner: Hi, guys. Thanks for taking my call …

Paul Thomas: ((Inaudible)).

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Caroline Corner: … and congratulations on the merger.

Steven Sobieski: Thank you.

Caroline Corner: So Strattice, 1.1 million. You had a good showing there. You just said it was about five weeks, and it – accelerating trend there. Can you talk a little bit about how the scale-up of your manufacturing is going? And are you expecting at some point to become supply constrained before you move from pilot to full-scale given your current acceleration?

Paul Thomas: No. I don’t anticipate being supply constrained, and if we were, that would be an extremely high-class problem given the capacity …

Caroline Corner: Sure.

Paul Thomas: … that we anticipate in the pilot facility, but, you know, we’re up and operating the pilot facility. About mid-year we’ll actually have an opportunity to bump even the pilot capacity up a notch, and then we believe we’re on track for getting the commercial facility operational by the end of the year. And, when that’s operational, quite frankly, we don’t see any issues with supplying as much product as we need on a global basis. So I think we’re actually in pretty good shape. That’s not something that keeps me awake at night, Carolyn.

Caroline Corner: All right. Thanks. And then Bard reported yesterday – they ((inaudible)) on hernia a lot of it seems to be falling on the (Coloment’s) product, and they said in that commentary that they’re designing their new version of (Coloment) that we already knew about. Have your sales reps heard anything out there about expectations around this product? And what really do you think they can do with (Coloment) to make it that much better to make it, you know, to compete with Strattice? Are you worried about a new version of (Coloment) at all?

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Paul Thomas: Well, I think we’re always concerned about potential competition, and you know, Bard is a very capable company as is, you know, Ethicon and Covidien, and I’m sure they’ll continue to look for opportunities to improve their current products or develop new products. And, you know, our game plan is to try and stay ahead of that curve. We think we have some unique competencies in terms of our understanding of the biologic arena.

We think that AlloDerm is best in class. And we think that Strattice may very well prove to be a big, you know, leap beyond AlloDerm. And on a research and development basis, we continue to look for opportunities to move even beyond Strattice.

Caroline Corner: OK. And then …

Paul Thomas: So …

Caroline Corner: Sorry.

Paul Thomas: … so there’s going to a lot of competition there. I don’t know any of the specifics in terms of what Bard is attempting to do with (Coloment), but it doesn’t surprise me in the least that they’ll, you know, continue to try to improve their product lines.

Caroline Corner: And then with regard to the supply out there, I’ve heard that possibly LifeCell is not using necessarily all the supply that it’s been using previously and maybe has turned off some of the flow; is that the case? Or are you guys still processing as much tissue as ever and using still using as many channels as you have been previously?

Paul Thomas: Are you referring to human tissues …

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Caroline Corner: Yes …

Paul Thomas: ((inaudible)).

Caroline Corner: … human tissue. Sorry.

Paul Thomas: Yes. So one interesting thing to answer your second question first, yes, we’re continuing to process as much human tissue as we have in the past. One of the things we have been able to do over the, you know, last number of quarters, is we’ve been actually able to recover more tissue per donor by working with our tissue procurement partners, so in that sense, we have been – we have had less need for the number of donors that we’ve had in the past because we’re getting more tissue per donor.

And that may be a little bit of what you’re hearing in the marketplace. But we continue to process about the same amount of human tissue in our facility, and we’re just able to do it in a more efficient manner now with greater recover per donor that our tissue procurement partners have been able to realize.

Caroline Corner: Great. Thanks for taking my call and congratulations again.

Steven Sobieski: Thanks, Carolyn.

Operator: And, ladies and gentlemen, we have time for one final question. We’ll go next to Christopher Warren with Friedman Billings Ramsey.

Christopher Warren: Hey, guys. Thanks for taking the questions. Just a question on pricing. Anything changing in the way that the pricing trends are? And could you just remind us what those are for the biologic tissue?

LIFECELL CORPORATION

Moderator: Steven Sobieski

04-24-08/9:00 a.m. CT

Confirmation # 3074049

Paul Thomas: Yes. There is no change in pricing or pricing trends, Chris. The Strattice product is priced at about a 15 percent discount to AlloDerm. Many of the other Xenograft products are price well below that. So if you look at the SIS product, (Firmcook) or Permacol or (Coloment) or others, they’re priced well, well below that. The other human tissue products are priced at about parody with AlloDerm; in some cases, just a bit north of AlloDerm. And, of course, as we’ve talked about the synthetics are well, well below any of the biologics out there. So really no discernible change in pricing dynamics.

Steven Sobieski: And just year on year, there hasn’t been any pressure there through the years on AlloDerm either, has there?

Paul Thomas: No. We’ve – our pricing trend on AlloDerm has been very stable. We’ve increased prices about at CPI – and so, no, we haven’t had pricing pressure.

Christopher Warren: OK. Thank you very much. Appreciate it.

Paul Thomas: Sure, Chris.

Operator: And that will conclude our question and answer session. I’d like to turn the conference back over for any additional or closing remarks.

Paul Thomas: That will do it, Stacie. And the next time we report it will most likely be as part of KCI, so we look forward to talking to everyone then. Thank you.

Operator: Thank you and, ladies and gentlemen, that will conclude today’s conference. We do thank you for your participation, and you may disconnect at this time.

END